CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-11	August 17, 2011

Cardero Commences Extensive Program of Geological, Engineering and
Environmental Work at Carbon Creek Deposit, Northeast BC

Preliminary Economic Assessment in Progress
Slated for Q4 Delivery

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that its wholly-owned subsidiary, Coalhunter Mining Corporation (“Coalhunter”), is commencing its 2011 field program, which will encompass resource definition drilling, engineering studies and environmental baseline studies, at the Carbon Creek Metallurgical Coal deposit (“Carbon Creek”) located in the Peace River Coal Field of north eastern British Columbia. In addition, a Preliminary Economic Assessment (“PEA”) is in progress and is expected to be completed in the fourth quarter of 2011.

The Company recently announced receiving a NI 43-101 resource estimate from Norwest Corporation on the Carbon Creek Metallurgical Coal deposit which outlines 114.0 million tonnes of measured and indicated, plus an additional 89.1 million tonnes of inferred, coal with an ASTM coal rank of mvB (see News Release NR11-09, June 8th, 2011).

Field Program Details

Coalhunter has received the required regulatory permits to commence its 2011 field program, which will include approximately 14,000 metres of core (46 holes) and rotary (19 holes) drilling. The 2011 program is designed to upgrade all deposit-related data to full feasibility level. Highlights of work proposed to be completed in 2011 are outlined below:

Resource Definition Drilling - data collection to update the existing NI 43-101 resource estimate:

Aiming to convert portions of the existing resource into the Measured & Indicated categories

Intending to increase the global resource by including additional coal seams in the resource estimation

Geological Studies – collection of surface, structural and drillhole data to enhance the current geological model

Coal Analysis & Marketing - obtain a large coal sample from drill core for coal quality analysis to:

Determine clean coal product specifications

Estimate potential market and pricing

Engineering Studies - Undertake detailed work for inclusion in feasibility-level mine design, including:

Geotechnical studies to fully assess surface and underground mining ground conditions utilizing consulting engineers and advanced down-hole geophysical methods

Hydrogeological assessment of fault structures and groundwater conditions

Environmental Baseline - data will be collected over the coming 12 months designed to meet and exceed regulatory requirements for environmental baseline data

Stakeholder Engagement – ongoing consultations with stakeholders, including First Nations’ groups

Cardero Resource Corp.	2	August 17, 2011
NR11-11 – Continued

Preliminary Economic Assessment

In addition to the ongoing feasibility-level data collection, Coalhunter has retained Norwest Corporation to complete a Preliminary Economic Assessment (“PEA”) on the Carbon Creek Metallurgical Coal deposit. This important study will provide the first 43-101-compliant indications of potential project economics and it is anticipated to be completed in the fourth quarter of 2011. The PEA will be based on historic information compiled by Utah Mines Ltd. between 1970 and 1981, which includes data from 296 rotary and diamond drill holes totalling nearly 26,000 metres, plus the nearly 2,000 metres in 8 drillholes from the 2010 drill program completed by Coalhunter.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., Cardero's Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Company as he is an officer and holds common shares and incentive stock options.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Contact Information:	Nancy Curry, Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to upgrade all or any portion of the current estimated resource to the measured and/or indicated categories, the potential for any production at the Carbon Creek Coal project, the potential for any production decision to be made at Carbon Creek, the completion of the planned Preliminary Economic Assessment for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cardero Resource Corp.	3	August 17, 2011
NR11-11 – Continued

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.